# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SRIVARU Holding Ltd, CIK 0001973368
CUSIP: G8403L136
Title of class of securities: Common Stock
Address of issuer's principal executive offices: WEST BAY ROAD, WEST BAY ROAD, GRAND CAYMAN, Cayman Islands (E9), KY1-1006
Date of event which requires filing of this statement: 08/08/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002042926-25-000018
Filed by CIK 0002042926

## Reporting persons
- Corley Thomas John: type of reporting person: individual (IN); sole voting power 550,355; shared voting power 0; sole dispositive power 550,355; shared dispositive power 0; aggregate amount beneficially owned 550,355 (3.7% of the class)
  Comment: Percentage of class is based on 14,359,907 shares outstanding on March 31st, 2025, as reported in the Form-20F published on August 8, 2025.

## Item 1. Issuer
Name of issuer: SRIVARU Holding Ltd
Address of issuer's principal executive offices: WEST BAY ROAD, WEST BAY ROAD, GRAND CAYMAN, CAYMAN ISLANDS, KY1-1006.

## Item 2. Person Filing
Name of person filing: Thomas Corley
Address of principal business office or, if none, residence:
132 Washington Place
State College, PA 16801
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 550355
Percent of class: 3.7
Sole power to vote or to direct the vote: 550355
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 550355
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Corley Thomas John: Thomas Corley, Individual (08/12/2025)